Exhibit (a)(9)

FOR IMMEDIATE RELEASE

MCCORMICK & SCHMICK’S MAILS LETTER TO STOCKHOLDERS

Urges Stockholders to Vote “FOR” the McCormick & Schmick’s Experienced and Highly-

Qualified Directors on the WHITE Proxy Card

Board Continues to Recommend Stockholders NOT Tender into Fertitta Led Hostile

Tender Offer

Portland, Oregon – April 26, 2011 – McCormick & Schmick’s Seafood Restaurants, Inc. (Nasdaq: MSSR) today announced that it has mailed a letter to stockholders recommending that they vote “FOR” the election of the Company’s directors at the upcoming McCormick & Schmick’s Annual Meeting of Stockholders, scheduled for May 26, 2011. The Board of Directors continues to recommend that McCormick & Schmick’s stockholders not tender their shares into the unsolicited tender offer from LSRI Holdings, Inc., a wholly-owned subsidiary of Landry’s Restaurants, Inc., of which Tilman J. Fertitta is the Chairman of the Board and CEO.

The full text of the letter is below:

April 26, 2011

Dear McCormick & Schmick’s Seafood Restaurants Stockholder:

We recently sent you the proxy materials for the McCormick & Schmick’s Annual Meeting of Stockholders, scheduled for May 26, 2011. Your directors are all up for election each year; at the upcoming Annual Meeting, you will have the opportunity to elect the Company’s highly-qualified and experienced directors.

McCormick & Schmick’s strongly recommends that stockholders vote “FOR” the Company’s directors using the enclosed WHITE proxy card: Bill Freeman, Doug Schmick, Elliott Jurgensen, Jr., Jim Parish, J. Rice Edmonds, Christine Deputy Ott and Eric Bauer.

We believe Landry’s, LSRI Holdings and Tilman J. Fertitta, the Chairman of the Board and CEO of Landry’s are attempting to interfere with McCormick & Schmick’s legitimate and important corporate governance procedure. On April 15, 2011 the three parties filed a preliminary proxy with the U.S. Securities and Exchange Commission (“SEC”) with the intent of soliciting your vote to prevent a quorum at McCormick & Schmick’s upcoming Annual Meeting and thus prevent the Company from holding its 2011 Annual Meeting. We believe this is an improper and potentially invalid use of the proxy machinery. There are reasonable and sufficient lead times in the filing deadlines for voting on important matters, and these parties are attempting to interfere with the Company’s affairs to their advantage. If you receive a Gold proxy card from LSRI Holdings, please DO NOT vote on it as it is designed to negate your participation in the 2011 Annual Meeting and any previous votes you may have submitted for McCormick & Schmick’s directors.

Your Board urges you to ignore the hostile and improper proxy solicitation from Landry’s, LSRI Holdings and Mr. Fertitta and discard any Gold proxy card you may receive in the mail.

Please vote today on the Company’s WHITE proxy card “FOR” all of McCormick & Schmick’s directors, who have acted and will continue to act in the best interests of all stockholders.

In addition, as you may know, LSRI Holdings, a subsidiary of Landry’s Restaurants, Inc., recently commenced an unsolicited tender offer to acquire all of the outstanding shares of McCormick & Schmick’s not already owned by it or its affiliates for $9.25 per share in cash. The McCormick & Schmick’s Board of Directors, in consultation with independent financial and legal advisors, carefully and thoroughly evaluated LSRI Holdings’ hostile offer and unanimously rejected the offer because it undervalues the Company’s current and future business prospects, is highly conditional, and is not in the best interests of the Company or its stockholders. The Company announced the Board’s recommendation that stockholders not tender into the offer on April 20, 2011. The Board believes the proxy filing from Landry’s, LSRI Holdings and Mr. Fertitta is an attempt to divert attention from LSRI Holdings’ highly conditional, opportunistic and low tender offer.

THE LSRI HOLDINGS OFFER UNDERVALUES MCCORMICK & SCHMICK’S

CURRENT BUSINESS AND FUTURE PROSPECTS

After thorough evaluation, the Board unanimously determined that the offer undervalues the Company. Piper Jaffray & Co., McCormick & Schmick’s independent financial advisor, used a variety of well-established valuation methods to evaluate the LSRI Holdings offer, and its findings support the Board’s unanimous conclusion that the offer undervalues the Company.

In March, as a result of a comprehensive internal review of the Company’s operations, McCormick & Schmick’s management announced a multifaceted strategic revitalization plan that includes a multi-year service, hospitality and portfolio upgrade program. The plan is designed to increase revenue and profitability at the Company’s restaurants, and management expects that the revitalization will provide strong returns on invested capital. The Company has only recently begun to implement the revitalization plan, and expects the benefits of the plan will be substantially realized over the next 12 – 24 months. Your Board believes that management will be successful in executing the revitalization plan, and thereby provide stockholders with greater value than the LSRI Holdings offer. We believe the LSRI Holdings offer is an attempt to acquire McCormick & Schmick’s at an artificially low price before the benefits of our strategic revitalization plan are fully reflected in the Company’s financial results and share price.

Simply put, LSRI Holdings’ offer is at a low price, is opportunistically timed, and is highly conditional and risky for McCormick & Schmick’s stockholders. For these reasons, described more fully below, your Board believes the LSRI Holdings offer seeks to benefit itself and its affiliates, by depriving the Company’s stockholders, other than LSRI Holdings and its affiliates, of the opportunity to participate in what the Board believes will be significant returns that will deliver value to ALL McCormick & Schmick’s stockholders.

THE OFFER IS OPPORTUNISTICALLY TIMED TO TRANSFER THE

ANTICIPATED BENEFITS OF THE INDUSTRY’S RECOVERY FROM

MCCORMICK & SCHMICK’S STOCKHOLDERS TO LSRI HOLDINGS

The restaurant industry is highly dependent on discretionary consumer spending, and the industry is beginning to recover from the significant economic declines of 2008 through 2010. McCormick & Schmick’s is well positioned to benefit from the recovery of the upscale casual dining industry, and your Board believes that LSRI Holdings is pursuing its opportunistically timed offer now to advance its financial and competitive interests, and those of its associates, at the expense of all other McCormick & Schmick’s stockholders. We expect to benefit from the following industry trends:

—    Improving Travel and Corporate Spending Trends – Travel and corporate spending drives approximately 30% to 35% of the Company’s transactions and the Company has begun to benefit from an increase in these areas of spending;

—    Strengthening of Corporate Spending – The Company’s private dining business has shown positive results for the past three quarters, and the rate of increase has been accelerating each quarter;

—    Lower Unemployment – With steadier work for the middle income bracket, more guests are expected to visit McCormick & Schmick’s as the casual dining guest trades up to affordable upscale dining; and

—    Increasing Consumer Confidence – Stronger consumer sentiment in the middle to upper middle income sector, the heart of the Company’s guest profile, is expected to lead to more visits from these guests.

Your Board believes that the successful execution of McCormick & Schmick’s initiatives in 2011 will further position the Company to reap the rewards of the recovering economy and increasing discretionary consumer spending trends. As a result, your Board believes that the LSRI Holdings offer is timed opportunistically to enable LSRI Holdings, Landry’s and Mr. Fertitta to benefit from, and to deprive all of the Company’s other stockholders of the benefits of, this recovery.

THE OFFER PROVIDES AN UNACCEPTABLE PREMIUM TO STOCKHOLDERS

We strongly believe that the LSRI Holdings offer is opportunistically timed to take advantage of a trough in the Company’s stock price. On April 1, 2011, the day before Mr. Fertitta announced his intention to commence a tender offer, the Company’s stock closed at $7.12, near the 52-week low of $6.14 and 39% below the 52-week high of $11.64. The hostile offer also shortly followed a 16.7% decline in the Company’s common stock price in early March, occasioned by what your Board believes was a reaction to the Company’s fourth-quarter 2010 earnings announcement, in which management announced the costs associated with the Company’s comprehensive revitalization plan.

LSRI Holdings has suggested that its bid offers stockholders a substantial premium. However, the fact of the matter is that it reflects (1) a discount of 21% to the Company’s 52-week high, (2) an unacceptable premium of 9% over the average closing price during the past year, and (3) a price that is less, by a dollar per share, than the closing stock price on February 28, 2011, as recently as approximately one month before the offer was announced. The offer also does not reflect a significant premium over analysts’ 12- or 18- month targets for the Company’s stock price, which range from $9.00 to $10.00 per share.

THE LSRI HOLDINGS OFFER IS HIGHLY CONDITIONAL, EXPOSING

STOCKHOLDERS TO SIGNIFICANT RISK AND UNCERTAINTY

The LSRI Holdings offer includes numerous conditions which create significant risk and uncertainty as to whether the offer will ever be completed. Additionally, many of the conditions are subject to the discretion of LSRI Holdings. The offer is subject to a number of broad-based discretionary termination rights, as well as numerous conditions including, among others:

•	A financing condition;
•	An impairment condition;
•	A 90 percent minimum tender condition;
•	Third party consents; and
•	Antitrust approvals.

The financing condition for the offer alone is cause for considerable concern. It affords LSRI Holdings complete discretion regarding whether or not to enter into a definitive financing agreement. In addition, the financing commitment from Jefferies Group Inc., LSRI Holdings’ financing source, provides Jefferies with complete latitude to decide whether or not to consummate the required financing, making the commitment highly uncertain.

These and the other conditions are discussed in detail in the Company’s Schedule 14D-9, as amended, which was originally filed with the SEC on April 20, 2011 and available on both the SEC’s website (www.sec.gov) and the Company’s website (www.McCormickandSchmicks.com by clicking on the “Investor Relations” tab).

YOUR BOARD BELIEVES THE FINANCING CONTINGENCY OF THE LSRI

HOLDINGS OFFER EXPOSES THE COMPANY AND STOCKHOLDERS TO

SIGNIFICANT RISK

Jefferies’ obligation to finance LSRI Holdings’ offer is subject to numerous conditions, including Jefferies’ satisfaction, in its sole discretion, of a due diligence investigation of McCormick & Schmick’s. That due diligence investigation would require us to provide Jefferies, Landry’s and LSRI Holdings access to confidential information regarding the Company, including information on individual restaurants, financial data, projections, operations, management and strategies, which could be used to our detriment. Landry’s Restaurant is a significant competitor of McCormick & Schmick’s and we believe that giving Landry’s access to this information, particularly about our individual locations, would put the Company at a competitive disadvantage and potentially be very damaging. Additionally, Jefferies, Landry’s and LSRI Holdings will still have the right to terminate or abandon the offer after accessing this information. In addition, Mr. Fertitta has, in the past, asserted various financing contingencies and newly discovered facts as a basis for substantial downward pricing adjustments in his previous takeover attempts of other companies.

MR. FERTITTA HAS A RECORD OF DUBIOUS DEALINGS, EVEN WITH

COMPANIES IN WHICH HE OWNS A CONSIDERABLE STAKE

Mr. Fertitta is not a new player in hostile takeovers. The public record shows that he is an aggressive acquirer who has, in the past, used coercive tactics to force unaffiliated stockholders to bargain on disadvantageous terms and advance his own interests at the expense of other stakeholders.

Mr. Fertitta’s record includes his months-long, contentious acquisition of Landry’s, of which he was then the Chairman and Chief Executive Officer and a 38.9% stockholder. In January 2008, Mr. Fertitta offered to acquire all the outstanding common stock of Landry’s that he did not already own for $23.50 per share. After conducting due diligence, Mr. Fertitta first lowered his offer price to $21.00 per share and then again reduced it to $13.50 per share, citing “difficulties” with the financing commitments of Jefferies and another lender. The transaction was ultimately completed in October 2010 after months of costly litigation. Despite the many coercive actions taken by Mr. Fertitta to acquire Landry’s at the lowest possible price at the expense of the company’s other stockholders, the vocal opposition by certain Landry’s stockholders eventually pressured Mr. Fertitta to raise his offer to an acceptable level.

Furthermore, with respect to the Landry’s offer, Mr. Fertitta refused to sign a standstill agreement with Landry’s which would have kept him to a minority stake, and instead proceeded to execute a creeping change of control.

Mr. Fertitta’s actions in connection with prior acquisitions, including his coercive acquisition of Landry’s, raise serious doubt as to whether the LSRI Holdings offer for McCormick & Schmick’s would be consummated at the offer price, or at all.

YOUR DIRECTORS ARE EXPERIENCED AND COMMITTED TO ACTING IN

THE BEST INTERESTS OF ALL MCCORMICK & SCHMICK’S STOCKHOLDERS

The directors serving on your Board draw upon more than 100 years of combined leadership experience in the restaurant industry, as well as other areas of the consumer industry and finance. Five of the seven directors are considered independent under the NASDAQ Global Market listing standards, giving the Board an important combination of external perspective and internal insight into the Company. With experience leading both public and private companies, your Board is highly qualified to lead McCormick & Schmick’s in the right direction and continue to enhance stockholder value as the upscale casual dining industry begins to recover.

Your Board is confident that management will successfully continue to execute the recently announced strategic revitalization plan, which is expected to grow both the Company’s long-term top line sales and restaurant-level margins. As the Board has previously announced, it will continue to consult with its advisors regarding potential and appropriate next steps that will best serve the interests of the Company and all McCormick & Schmick’s stockholders.

VOTE YOUR WHITE PROXY CARD “FOR” MCCORMICK & SCHMICK’S

HIGHLY QUALIFIED DIRECTORS

We urge you to support McCormick and Schmick’s by voting FOR the election of your directors on the enclosed WHITE proxy card. Each member of the Board is firmly committed to serving the best interests of all stockholders. If you receive a Gold proxy card from LSRI Holdings, please DO NOT vote on it as it is designed to negate your participation in the 2011 Annual Meeting and any previous votes you may have submitted for McCormick & Schmick’s directors. We believe LSRI Holdings’ proxy is an improper and potentially invalid use of the proxy machinery.

Whether or not you plan to attend the McCormick & Schmick’s 2011 Annual Meeting, you have the opportunity to protect your investment by promptly voting the WHITE proxy card. We urge you to vote by telephone, by Internet, or by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided.

If you have any questions or need assistance voting your shares, please contact MacKenzie Partners, Inc., McCormick & Schmick’s proxy solicitor, by calling toll-free at (800) 322-2885 or (212) 929-5500 (call collect) or by e-mailing mssr@mackenziepartners.com.

On behalf of the Board of Directors, we thank you for your continued support.

Sincerely,

/s/ Bill Freeman	/s/ Doug Schmick

Bill Freeman	Doug Schmick
Chief Executive Officer	Chairman of the Board

The Company’s Schedule 14D-9 filing and related materials will be available on the SEC’s website at www.sec.gov and on the Company’s website at www.McCormickandSchmicks.com by clicking on the “Investor Relations” tab.

Piper Jaffray & Co. is serving as McCormick & Schmick’s financial advisor, and Davis Wright Tremaine LLP, Kirkland & Ellis LLP and Morris, Nichols, Arsht & Tunnell LLP are serving as its legal counsel.

About McCormick & Schmick’s

McCormick & Schmick’s Seafood Restaurants, Inc. is a leading seafood restaurant operator in the affordable upscale dining segment. The Company now operates 95 restaurants, including 88 restaurants in the United States and seven restaurants in Canada under The Boathouse brand. McCormick & Schmick’s has successfully grown over the past 39 years by focusing on serving a broad selection of fresh seafood.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the tender offer commenced by Tilman J. Fertitta, through his affiliate LSRI Holdings, Inc., a subsidiary of Landry’s Restaurants, Inc., the Company has filed a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by the registrant (when available) through the SEC’s Electronic Data Gathering and Retrieval database at http://www.sec.gov., or at the registrant’s website, http://www.mccormickandschmicks.com by clicking on the “Investor Relations” tab.

Certain Information Regarding Participants

The Company and certain of its respective directors and executive officers may be deemed to be participants under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s Annual Report on Form 10-K for the year ended December 29, 2010, which was filed with the SEC on March 11, 2011, and its proxy statement for the 2011 Annual Meeting, as amended, which was originally filed with the SEC on April 11, 2011, and was amended on April 14, 2011. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.

Forward-Looking Statements

Certain statements contained in this release constitute forward-looking statements. These statements are not guarantees of future performance or assurances of an expected course of action, and therefore, readers should not put undue reliance upon them. Some of the statements that are forward-looking include statements of belief or intent predicated on the Company’s expectations for future revenues and strategic opportunities. There are a large number of factors that can cause the Company to deviate from plans or to fall short of expectations. As to the forward-looking matters contained in this release, factors that can cause such changes include our ability to respond timely and in accordance with the laws applicable to the Company and its Board of Directors. The Company’s business as a whole is subject to a number of risks, and to the extent those risks are known to be material, they have been listed and discussed in the Company’s annual report on Form 10-K for the fiscal year ended December 29, 2010. Please note that forward-looking statements are current as of today. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.

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Contacts:

Amy Bilbija MacKenzie Partners, Inc. (212) 929-5802	Matthew Sherman / Nicole Greenbaum Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449